Exhibit 99.2

AGREEMENT

This AGREEMENT (the “Agreement”) is made and entered into as of March 25, 2016, by and between The Community Financial Corporation, a Maryland corporation (the “Company”), and Basswood Capital Management, L.L.C., a Delaware limited liability company (“BCM”), acting on behalf of the Funds (as defined below) and certain managed accounts.
RECITALS
WHEREAS, BCM is the investment manager or adviser to certain private investment funds and managed accounts and, in such capacity, is the beneficial owner of 9.8% of the common stock, par value $0.01 per share, of the Company (the “Common Stock”); and
WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interest of the Company’s shareholders to add Eric Goldberg, a representative of BCM (the “BCM Nominee”), to the Board and to cause the BCM Nominee to be added to the Board of Directors of Community Bank of the Chesapeake, a Maryland-chartered commercial bank and wholly owned subsidiary of the Company (the “Bank”);
NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
AGREEMENTS
Section 1.1.  The Annual Meeting.
(a)          BCM hereby agrees (i) not to nominate any person for election to the Board, or to propose any business to be presented to the Company’s shareholders, at the Company’s 2016 Annual Meeting of Shareholders (the “Annual Meeting”) and (ii) not to submit any notice in respect thereof pursuant to the Amended and Restated Articles of Incorporation of the Company.
(b)          The Company agrees that it shall (i) nominate the BCM Nominee for election as a director of the Company at the Annual Meeting, to be placed in the class of directors with a term ending at the Company’s 2017 Annual Meeting of Shareholders, and (ii) solicit proxies for the BCM Nominee’s election as a director to the same extent as for the election or re-election of any other Company nominee for election to the Board at the Annual Meeting.
Section 1.2.  Bank Board.  At or prior to the time the BCM Nominee is elected as a director of the Company, the Company will cause the Bank to take all steps necessary (including increasing the size of its Board of Directors) to add, and shall add, the BCM Nominee to the Board of Directors of the Bank.

ARTICLE II.
MISCELLANEOUS PROVISIONS
Section 2.1.  Representations and Warranties.
(a)          Each of the parties hereto represents and warrants to the other party that:
(i)           such party has all requisite authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby;
(ii)          the execution and delivery of this Agreement and the consummation of the actions contemplated hereby have been duly and validly authorized by all required action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement and the actions contemplated hereby;
(iii)          the Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with its terms; and
(iv)          this Agreement will not result in a violation of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.
(b)          The parties hereto acknowledge, warrant and represent that they have carefully read this Agreement, understand it, have consulted with and received the advice of counsel regarding this Agreement, agree with its terms, are duly authorized to execute it and freely, voluntarily and knowingly execute it.
Section 2.2.  General.
 (a)          This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemplated arrangements and understandings with respect thereto.
(b)          This Agreement may be signed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same Agreement.
(c)          All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, electronic mail, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed to the party to be notified at the respective addresses set forth below, or at such other addresses which may hereinafter be designated in writing:
If to the Company:

The Community Financial Corporation
3035 Leonardtown Road
Waldorf, Maryland 20601
Attention:  William J. Pasenelli
 E-mail:  wpasenelli@cbtc.com
with a copy to:
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC  20005
Attention: Gary R. Bronstein, Esq.
E-Mail: gbronstein@kilpatricktownsend.com
If to BCM:
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
Attention: Marc E. Samit
E-Mail:  marc@basswoodpartners.com
with a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention: Michael A. Schwartz, Esq.
E-Mail: mschwartz@willkie.com
(d)          Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.
(e)          It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law.  Any such person, therefore, shall be entitled to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and, if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.
(f)          Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(g)          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws principles.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

THE COMMUNITY FINANCIAL CORPORATION

By:	/s/ William J. Pasenelli
Name: William J. Pasenelli
Title: President and Chief Executive Officer

[Signature Page to Agreement]

BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

[Signature Page to Agreement]